UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
24 July 2025
Commission File number 001-35079
LLOYDS BANK plc
(Translation of registrant's name into English)
33 Old Broad Street
London
EC2N 1HZ
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1)
________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7)
________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File
No. 333-287829-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Page 1 of 52
FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities
Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank
Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Lloyds Bank Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’,
‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’,
‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the
Lloyds Bank Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets
(RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations;
the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-
downs; the Lloyds Bank Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the
Lloyds Bank Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the escalation of conflicts in the Middle
East; the tensions between China and Taiwan; political instability including as a result of any UK general election;
market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Lloyds Bank
Group’s securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; risks associated with the Lloyds Bank Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Lloyds Bank Group or Lloyds Banking Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers;
conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Lloyds Bank Group’s or the Lloyds Banking Group’s
ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions;
inability to capture accurately the expected value from acquisitions; and assumptions and estimates that form the basis of the Lloyds Bank Group’s financial statements. A number of these influences and factors are beyond the
Lloyds Bank Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-
looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the
Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Bank plc, which includes the unaudited consolidated interim results for the half-year ended 30 June 2025 and is being incorporated by reference into the Registration
Statement with File No. 333-287829-01.

Page 2 of 52
STATUTORY INFORMATION (IFRS)
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 30 Jun 2025 £m	At 31 Dec 2024 £m

Assets
Cash and balances at central banks	45,098	42,396
Financial assets at fair value through profit or loss	2,719	2,321
Derivative financial instruments	3,736	4,235
Financial assets at amortised cost	509,980	504,897
Financial assets at fair value through other comprehensive income	33,498	30,344
Other assets	27,526	27,020
Total assets	622,557	611,213
Liabilities
Deposits from banks	5,388	3,144
Customer deposits	461,771	451,794
Repurchase agreements at amortised cost	38,248	37,760
Due to fellow Lloyds Banking Group undertakings	3,804	4,049
Financial liabilities at fair value through profit or loss	4,363	4,630
Derivative financial instruments	5,170	5,787
Debt securities in issue at amortised cost	42,103	45,281
Other liabilities	11,859	11,810
Subordinated liabilities	7,842	7,211
Total liabilities	580,548	571,466
Total equity	42,009	39,747
Total equity and liabilities	622,557	611,213
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Half-year to 31 Dec 2024 £m

Net interest income	6,546	6,222	6,370
Other income	2,289	2,154	2,325
Total income	8,835	8,376	8,695
Operating expenses	(5,635)	(5,436)	(6,491)
Impairment	(442)	(122)	(334)
Profit before tax	2,758	2,818	1,870
Tax expense	(818)	(811)	(391)
Profit after tax	1,940	2,007	1,479

Profit attributable to ordinary shareholders	1,709	1,824	1,277
Profit attributable to other equity holders	215	172	191
Profit attributable to equity holders	1,924	1,996	1,468
Profit attributable to non-controlling interests	16	11	11
Profit after tax	1,940	2,007	1,479

Page 3 of 52
FINANCIAL REVIEW
Principal activities
Lloyds Bank plc (the Bank) and its subsidiary undertakings (the Group) provide a wide range of banking and financial services through branches and offices in the UK and in certain overseas locations. The Group’s revenue is earned through interest and fees on a broad range of financial services products including current accounts, savings, mortgages, credit cards, motor finance and unsecured loans to personal and business banking customers;
and lending, transactional banking, working capital management and risk management services to commercial customers.
Income statement
The Group’s statutory profit before tax for the first half of 2025 was £2,758 million, 2% lower than in the first half of 2024. This was driven by higher operating expenses and a higher impairment charge, partly offset by higher total income. Profit after tax was £1,940 million (half-year to 30 June 2024: £2,007 million).
Total income for the half-year of 2025 was £8,835  million, an increase of 5% on the same period in 2024 (half-year to 30 June 2024: £8,376 million). Net interest income of £6,546 million was up 5% on the prior year (half-year to
30 June 2024: £6,222 million), driven by higher average interest-earning assets and a higher margin. Other income increased by 6% to £2,289 million (half-year to 30 June 2024: £2,154 million). The increase in other income included the effects of fleet growth and higher average vehicle rental values in UK Motor Finance within Retail as well as current account earnings. Other income in the first half of 2024 was impacted by changes to commission arrangements with Scottish Widows.
Operating expenses of £5,635 million were 4% higher than in the prior year. This reflects higher costs, reflecting inflationary pressures, strategic investment including planned higher severance front-loaded into the first quarter of 2025 and business growth costs, partly offset by cost savings and continued cost discipline alongside a lower remediation charge. Operating lease depreciation was higher due to fleet growth, the depreciation of higher value vehicles and declines in used electric car prices over the last 12 months. Used car price declines in the second quarter of 2025 were offset by a number of mitigating management actions, including used car leasing and remarketing agreements.
A remediation charge of £35 million was recognised by the Group in the first half of 2025 (half-year to 30 June
2024: £90 million), across a small number of rectification programmes. There have been no further charges to the provision relating to motor finance commission arrangements.
The impairment charge was £442 million, up from £122million in the half-year to 30 June 2024 which benefitted from a large credit from improvements in the Group’s economic outlook. The charge reflects strong performance across Retail portfolios, more than offset by a higher charge in Commercial Banking, from a small number of individual cases moving to default in the period.
The Group recognised a tax expense of £818 million in the first half of 2025 (half-year to 30 June 2024:
£811 million).

Page 4 of 52
FINANCIAL REVIEW (continued)
Balance sheet
Total assets were £11,344 million higher at £622,557 million at 30 June 2025 (31 December 2024: £611,213 million).
Financial assets at amortised cost were £5,083 million higher at £509,980 million (31 December 2024:
£504,897 million) primarily due to increases in loans and advances to customers of £10,735 million. This included growth of £5,611 million in UK mortgages and growth across UK Retail unsecured loans, credit cards, UK Motor
Finance and the European retail business. Lending balances increased by £1.2 billion in Commercial Banking, with growth in Institutional balances partly offset by repayments of government-backed lending. The growth in loans and advances to customers was partly offset by a £4,279 million reduction in reverse repurchase agreements, an
£804 million reduction in loans and advances to banks and a £906 million reduction in debt securities.
Financial assets held at fair value through profit or loss increased by £398 million, due to increased reverse repurchase agreements. Derivative financial assets were £499 million lower at £3,736 million (31 December 2024:
£4,235 million), driven by interest rate movements in the period. Financial assets at fair value through other comprehensive income of £33,498 increased by £3,154 million in the period reflecting increases in liquid asset holdings. Other assets were £506 million higher, primarily reflecting increased settlement balances.
Total liabilities were £9,082 million higher at £580,548 million (31 December 2024: £571,466 million). Customer deposits of £461,771 million increased in the period by £9,977 million. Retail deposits increased by £3,639 million in the period, driven by net inflows to limited withdrawal and fixed term deposits as a result of a strong performance throughout the ISA season. Commercial Banking deposits were up £7.6 billion with targeted growth, alongside higher balances partly as a result of market uncertainty.
Other liabilities increased by £49 million reflecting increased settlement balances, while debt securities in issue decreased by £3,178 million, with higher levels of maturities in the period.
Total equity was £42,009 million at 30 June 2025 (31 December 2024: £39,747 million). The movement reflected profit for the period, the unwind of the cash flow hedging reserve and issuance of an AT1 capital instrument in
February 2025. This was partially offset by the dividend paid in May 2025, the redemption of an AT1 capital instrument and a lower pension surplus.
Capital
The Group’s common equity tier 1 (CET1) capital ratio reduced to 13.6% at 30 June 2025 from 13.7% at 31 December
2024. Profit for the first half of the year was more than offset by the payment of ordinary dividends, the accrual for foreseeable ordinary dividends and an increase in risk-weighted assets.
The Group’s total capital ratio increased to 20.3% at 30 June 2025 from 19.9% at 31 December 2024, reflecting the increase in CET capital and the issuance of new AT1 and tier 2 capital instruments during the period, partly offset by AT1 and tier 2 instrument calls, other tier 2 movements and the increase in risk-weighted assets.
Risk-weighted assets increased by £4,295 million to £191,291 million at 30 June 2025 from £186,996 million at
31 December 2024. This reflects the impact of lending growth, but also includes a temporary c.£1.2 billion increase related to hedging activity that is expected to reverse by the third quarter. The growth in risk-weighted assets was partly offset by continued optimisation activity.
The Group’s UK leverage ratio remained at 5.4% at 30 June 2025 (31 December 2024: 5.4%), reflecting an increase in the total tier 1 capital position, broadly offset by an increase in the leverage exposure measure. The latter reflects increases across loans and advances and other assets, due in part to lending growth, and an increase in off-
balance sheet items. This was partially offset by a reduction in the measure for securities financing transactions.

Page 5 of 52
RISK MANAGEMENT
PRINCIPAL RISKS AND UNCERTAINTIES
The important risks faced by the Group are detailed below. External risks may impact the success of delivering against the Group’s long-term strategic objectives. They include, but are not limited to, macroeconomic and geopolitical uncertainties and inflation trends which could contribute to the cost of living and associated implications for consumers and businesses.
Asset quality remains robust with stable credit performance throughout the period. The Group continues to monitor the impacts of the economic environment closely through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group’s positions.
With respect to conduct risk, there have been no further charges relating to the potential impact of the FCA review into motor finance commission arrangements. The Supreme Court heard the appeal of the Wrench, Johnson and Hopcraft decision in early April. The FCA has indicated that the Supreme Court decision will inform its next steps for both the discretionary commission arrangements (DCA) review and non-DCA complaints and that it will provide an update within six weeks of the Supreme Court decision. In establishing the provision of £1.15 billion, the
Group has considered a number of scenarios to address uncertainties around a number of key assumptions. These include a range of potential Supreme Court outcomes, regulatory responses including steps that the FCA may take, and outcomes in relation to redress.
The Group continues to invest in technology to strengthen its capabilities, ensuring the appropriate use of models and artificial intelligence. Operational resilience remains a high priority area for the Group to ensure that it can continue to effectively prevent, withstand and respond to potential cybersecurity threats and incidents such as IT system outages, using threat intelligence and learnings from recent industry events where relevant.
The Group is transforming its approach to risk management to support its strategic ambition and purpose of
Helping Britain Prosper. Following changes to the three lines of defence model in 2024 to ensure more clearly defined responsibilities and accountabilities across the business, further enhancements to the way the Group delivers risk management have been made by standardising practices and streamlining processes. The Group Risk
Management Framework was enhanced during the first half of 2025, along with the approach to risk appetite and risk governance, enabling simplification and efficiency.
The Group has 10 principal risks, which are unchanged in 2025 and are underpinned by a suite of level two risks.
These risks are reviewed and reported regularly to the Board in alignment with the enhanced Group Risk
Management Framework, and consist of capital risk, climate risk, compliance risk, conduct risk, credit risk, economic crime risk, liquidity risk, market risk, model risk and operational risk. Further information regarding the
Group’s principal risks is available on pages 21 to 62 in the Group’s 2024 annual report and accounts.

Page 6 of 52
CAPITAL RISK
Capital resources
An analysis of the Group’s capital position as at 30 June 2025 is presented in the following table. 31 December
2024 reflects the application of the transitional arrangements for IFRS 9.

	At 30 Jun 2025 £m	At 31 Dec 2024 £m

Common equity tier 1
Shareholders’ equity per balance sheet	36,175	33,975
Adjustment to retained earnings for foreseeable dividends	(1,050)	–
Cash flow hedging reserve	2,682	3,568
Other adjustments	(61)	(15)
	37,746	37,528
less: deductions from common equity tier 1
Goodwill and other intangible assets	(5,396)	(5,494)
Prudent valuation adjustment	(90)	(92)
Excess of expected losses over impairment provisions and value adjustments	(122)	(75)
Removal of defined benefit pension surplus	(2,158)	(2,215)
Deferred tax assets	(3,886)	(4,042)
Common equity tier 1 capital	26,094	25,610
Additional tier 1
Additional tier 1 instruments	5,758	5,695
Total tier 1 capital	31,852	31,305
Tier 2
Tier 2 instruments	7,074	5,826
Eligible provisions	–	83
Total tier 2 capital	7,074	5,909
Total capital resources	38,926	37,214

Risk-weighted assets	191,291	186,996

Common equity tier 1 capital ratio	13.6%	13.7%
Tier 1 capital ratio	16.7%	16.7%
Total capital ratio	20.3%	19.9%

Page 7 of 52
CAPITAL RISK (continued)
Movements in CET1 capital
The key movements are set out in the table below.

Common equity tier 1 £m

At 31 December 2024	25,610
Profit for the year	1,940
Accrual for foreseeable ordinary dividends	(1,050)
Dividends paid out on ordinary shares during the period	(640)
Fair value through other comprehensive income reserve	143
Deferred tax asset	156
Net movement in capital contributions	102
Distributions on other equity instruments	(215)
Other movements	48
At 30 June 2025	26,094
CET1 capital resources increased by £484 million, with profits for the first half of the year offset by the payment of ordinary dividends and the accrual for foreseeable ordinary dividends.
Movements in total capital
The Group’s total capital ratio increased to 20.3% at 30 June 2025 from 19.9% at 31 December 2024, reflecting the increase in CET capital and the issuance of new AT1 and tier 2 capital instruments during the period, partly offset by AT1 and tier 2 instrument calls, other tier 2 movements and the increase in risk-weighted assets.

Page 8 of 52
CAPITAL RISK (continued)
Risk-weighted assets

	At 30 Jun 2025 £m	At 31 Dec 2024 £m

Foundation Internal Ratings Based (IRB) Approach	36,236	35,359
Retail IRB Approach	91,979	90,548
Other IRB Approach	6,416	6,327
IRB Approach	134,631	132,234
Standardised (STA) Approach[1]	20,075	19,380
Credit risk	154,706	151,614
Securitisation	7,728	7,648
Counterparty credit risk	1,082	1,119
Credit valuation adjustment risk	325	244
Operational risk	26,079	26,079
Market risk	1,371	292
Risk-weighted assets	191,291	186,996
of which: threshold risk-weighted assets[2]	902	1,211
1Threshold risk-weighted assets are included within the Standardised (STA) Approach.
2Threshold risk-weighted assets reflect the element of deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital.
Risk-weighted assets increased by £4,295 million to £191,291 million at 30 June 2025 from £186,996 million at
31 December 2024. This reflects the impact of lending growth, but also includes a temporary c.£1.2 billion increase related to hedging activity that is expected to reverse by the third quarter. The growth in risk-weighted assets was partly offset by continued optimisation activity.

Page 9 of 52
CAPITAL RISK (continued)
Leverage ratio
The table below summarises the component parts of the Group’s leverage ratio.

	At 30 Jun 2025 £m	At 31 Dec 2024 £m

Total tier 1 capital	31,852	31,305

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	3,736	4,235
Securities financing transactions	40,368	44,143
Loans and advances and other assets	578,453	562,835
Total assets	622,557	611,213
Qualifying central bank claims	(44,967)	(42,098)
Derivatives adjustments	(2,931)	(3,648)
Securities financing transactions adjustments	1,617	1,892
Off-balance sheet items	32,265	30,849
Amounts already deducted from Tier 1 capital	(11,601)	(11,864)
Other regulatory adjustments[1]	(3,032)	(4,012)
Total exposure measure	593,908	582,332

UK leverage ratio	5.4%	5.4%

Leverage exposure measure (including central bank claims)	638,875	624,430
Leverage ratio (including central bank claims)	5.0%	5.0%
1Includes deconsolidation adjustments that relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation and adjustments to exclude lending under the UK Government’s Bounce Back
Loan Scheme (BBLS)
Analysis of leverage movements
The Group’s UK leverage ratio remained at 5.4% at 30 June 2025 (31 December 2024: 5.4%), reflecting an increase in the total tier 1 capital position, broadly offset by an increase in the leverage exposure measure. The latter reflects increases across loans and advances and other assets, due in part to lending growth, and an increase in off-
balance sheet items. This was partially offset by a reduction in the measure for securities financing transactions.

Page 10 of 52
CREDIT RISK
Overview
The Group’s portfolios continue to demonstrate resilience amid ongoing macroeconomic uncertainty. The Group maintains a prudent approach to credit risk appetite and risk management, with strong credit origination criteria including evidence of affordability and robust LTVs in the secured portfolios.
Asset quality remains robust with stable credit performance during the first half of the year. In UK mortgages, reductions in new to arrears and flows to default have been observed over the period, whilst unsecured portfolios continue to exhibit stable arrears trends. Credit quality also remains stable in Commercial Banking. The Group continues to monitor the impacts of the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group’s positions.
The impairment charge in the first half of 2025 was £442 million, up from £122 million in the first half of 2024 which benefitted from a large release from improvements to the Group’s economic outlook. The charge for the first half of 2025 includes a small net release from updates in the Group’s macroeconomic outlook. The Group’s probability-weighted total expected credit loss (ECL) allowance was broadly stable in the first half of 2025 at
£3,374 million (31 December 2024: £3,453 million).
Stage 2 loans and advances to customers are slightly lower at £43,382 million (31 December 2024: £44,658 million)
and are at 9.5% of total lending (31 December 2024: 10.0%) largely due to migrations into Stage 3 within
Commercial Banking. Stage 2 coverage remained stable at 2.8% (31 December 2024: 2.9%).
Stage 3 loans and advances to customers remain stable at £6,815 million (31 December 2024: £6,708 million), and as a percentage of total lending at 1.5% (31 December 2024: 1.5%). Migrations into Stage 3 from a small number of cases within Commercial Banking are offset by continued resilient Retail performance, especially within UK
Mortgages where default rates continue to improve. This also resulted in stable Stage 3 coverage at Group level at
16.4% (31 December 2024: 16.5%).
Prudent risk appetite and risk management
•The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite with robust oversight, particularly in response to recent external events. Risk appetite is in line with the
Group’s strategy and helps support customers during continued economic uncertainties in both global and domestic markets
•Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk parameters help manage exposure to higher risk and cyclical sectors, segments and asset classes
•The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
•The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support where required

Page 11 of 52
CREDIT RISK (continued)
Impairment charge (credit) by division

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Change %	Half-year to 31 Dec 2024 £m	Change %

UK mortgages	(133)	(119)	12	(75)	77
Credit cards	200	115	(74)	155	(29)
UK unsecured loans and overdrafts	163	140	(16)	132	(23)
UK Motor Finance	111	61	(82)	55
Other	1	(3)		(4)
Retail	342	194	(76)	263	(30)
Business and Commercial Banking	(35)	11		36
Corporate and Institutional Banking	134	(80)		35
Commercial Banking	99	(69)		71	(39)
Other	1	(3)		–
Total impairment charge (credit)	442	122		334	(32)
Total expected credit loss allowance

	At 30 Jun 2025 £m	At 31 Dec 2024 £m

Customer related balances
Drawn	3,151	3,183
Undrawn	218	265
	3,369	3,448
Other assets	5	5
Total expected credit loss allowance	3,374	3,453

Page 12 of 52
CREDIT RISK (continued)
Total expected credit loss allowance sensitivity to economic assumptions
The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes.
The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely, it generates a new, more adverse downside and severe downside which are then incorporated into the ECL.
Consistent with prior years, the base case, upside and downside scenarios carry a 30% weighting; the severe downside is weighted at 10%.
The following table shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK
Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted probability of default and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift on a statutory basis being £403 million compared to £443 million at 31 December 2024.
Total ECL allowance by scenario

Probability- weighted £m		Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	709	315	478	890	2,044
Credit cards	659	550	630	729	865
Other Retail	1,010	926	981	1,057	1,205
Commercial Banking	995	765	881	1,123	1,646
Other	1	1	1	1	1
At 30 June 2025	3,374	2,557	2,971	3,800	5,761

UK mortgages	852	345	567	1,064	2,596
Credit cards	674	518	641	773	945
Other Retail	950	843	923	1,010	1,172
Commercial Banking	976	737	878	1,110	1,586
Other	1	1	1	1	1
At 31 December 2024	3,453	2,444	3,010	3,958	6,300

Page 13 of 52
CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance

At 30 June 2025	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	276,759	32,016	4,054	5,767	318,596	10.0	1.3
Credit cards	14,348	2,375	263	–	16,986	14.0	1.5
UK unsecured loans and overdrafts	10,024	1,348	180	–	11,552	11.7	1.6
UK Motor Finance	14,348	2,488	133	–	16,969	14.7	0.8
Other	19,762	404	158	–	20,324	2.0	0.8
Retail	335,241	38,631	4,788	5,767	384,427	10.0	1.2
Business and Commercial Banking	25,660	2,717	1,076	–	29,453	9.2	3.7
Corporate and Institutional Banking	38,600	2,034	951	–	41,585	4.9	2.3
Commercial Banking	64,260	4,751	2,027	–	71,038	6.7	2.9
Other[1]	327	–	–	–	327
Total gross lending	399,828	43,382	6,815	5,767	455,792	9.5	1.5

Customer related ECL allowance (drawn and undrawn)
UK mortgages	48	217	283	161	709
Credit cards	209	314	136	–	659
UK unsecured loans and overdrafts	171	245	120	–	536
UK Motor Finance[2]	200	132	75	–	407
Other	14	15	38	–	67
Retail	642	923	652	161	2,378
Business and Commercial Banking	117	170	133	–	420
Corporate and Institutional Banking	102	135	334	–	571
Commercial Banking	219	305	467	–	991
Other	–	–	–	–	–
Total	861	1,228	1,119	161	3,369

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %

UK mortgages	–	0.7	7.0	2.8	0.2
Credit cards	1.5	13.2	51.7	–	3.9
UK unsecured loans and overdrafts	1.7	18.2	66.7	–	4.6
UK Motor Finance	1.4	5.3	56.4	–	2.4
Other	0.1	3.7	24.1	–	0.3
Retail	0.2	2.4	13.6	2.8	0.6
Business and Commercial Banking	0.5	6.3	12.4	–	1.4
Corporate and Institutional Banking	0.3	6.6	35.1	–	1.4
Commercial Banking	0.3	6.4	23.0	–	1.4
Other	–	–	–	–	–
Total	0.2	2.8	16.4	2.8	0.7
1Contains central fair value hedge accounting adjustments.
2UK Motor Finance includes £211 million relating to provisions against residual values of vehicles subject to finance leases.

Page 14 of 52
CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance (continued)

At 31 December 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	269,760	32,995	4,166	6,207	313,128	10.5	1.3
Credit cards	13,534	2,441	265	–	16,240	15.0	1.6
UK unsecured loans and overdrafts	9,314	1,247	175	–	10,736	11.6	1.6
UK Motor Finance	13,897	2,398	124	–	16,419	14.6	0.8
Other	17,373	516	147	–	18,036	2.9	0.8
Retail	323,878	39,597	4,877	6,207	374,559	10.6	1.3
Business and Commercial Banking	25,785	3,172	1,197	–	30,154	10.5	4.0
Corporate and Institutional Banking	38,176	1,889	634	–	40,699	4.6	1.6
Commercial Banking	63,961	5,061	1,831	–	70,853	7.1	2.6
Other[1]	(322)	–	–	–	(322)
Total gross lending	387,517	44,658	6,708	6,207	445,090	10.0	1.5

Customer related ECL allowance (drawn and undrawn)
UK mortgages	55	275	335	187	852
Credit cards	210	331	133	–	674
UK unsecured loans and overdrafts	170	235	118	–	523
UK Motor Finance[2]	173	115	72	–	360
Other	16	14	37	–	67
Retail	624	970	695	187	2,476
Business and Commercial Banking	132	187	166	–	485
Corporate and Institutional Banking	112	127	248	–	487
Commercial Banking	244	314	414	–	972
Other	–	–	–	–	–
Total	868	1,284	1,109	187	3,448

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %

UK mortgages	–	0.8	8.0	3.0	0.3
Credit cards	1.6	13.6	50.2	–	4.2
UK unsecured loans and overdrafts	1.8	18.8	67.4	–	4.9
UK Motor Finance	1.2	4.8	58.1	–	2.2
Other	0.1	2.7	25.2	–	0.4
Retail	0.2	2.4	14.3	3.0	0.7
Business and Commercial Banking	0.5	5.9	13.9	–	1.6
Corporate and Institutional Banking	0.3	6.7	39.1	–	1.2
Commercial Banking	0.4	6.2	22.6	–	1.4
Other	–	–	–	–	–
Total	0.2	2.9	16.5	3.0	0.8
1Contains central fair value hedge accounting adjustments.
2UK Motor Finance includes £178 million relating to provisions against residual values of vehicles subject to finance leases.

Page 15 of 52
CREDIT RISK (continued)
Retail
•The Retail portfolio continues to demonstrate resilience and remains well positioned despite ongoing economic uncertainty. Consumers have shown strength in the context of inflationary pressures
•Robust risk management remains in place, with strong affordability and indebtedness controls for both new and existing lending and a prudent risk appetite approach. Lending strategies remain under continuous review and have been proactively managed and calibrated to the latest macroeconomic outlook
•In UK mortgages, new to arrears and flow to default rates have improved during the first half of the year, including in the second quarter
•The unsecured portfolios continue to exhibit broadly stable new to arrears and flow to default trends
•New to arrears and flows to default in UK Motor finance have stabilised in the first half of the year versus the modest increases observed in the second half of 2024
•The Retail impairment charge of £342 million in the first half of 2025 was higher than the £194 million charge for the first half of 2024, which included a larger release from improvements to the Group’s macroeconomic outlook
•All existing IFRS 9 staging rules and triggers have been maintained from the 2024 year end. Retail customer related ECL allowance as a percentage of drawn loans and advances (coverage) is stable at 0.6% (31 December
2024: 0.7%)
•Updates to the Group’s macroeconomic outlook in the first half of 2025, combined with stable credit performance and strong application volumes within UK Mortgages have reduced Stage 2 loans and advances to
10.0% of the Retail portfolio (31 December 2024: 10.6%). Stage 2 ECL coverage remains stable at 2.4%
(31 December 2024: 2.4%)
•Continued stable credit performance in addition to strong application volumes resulted in a reduction in Retail
Stage 3 loans and advances to 1.2% of total loans and advances (31 December 2024: 1.3%)
•Retail Stage 3 ECL coverage reduced to 13.6% (31 December 2024: 14.3%) largely as a result of a reduction in coverage for UK Mortgages following improvements to the outlook for house price growth
UK mortgages
•The UK mortgages portfolio increased to £318.6 billion (31 December 2024: £313.1 billion) driven by strong customer demand
•New to arrears in the UK mortgages portfolio have improved in the first half of 2025. The portfolio remains well positioned with a strong loan to value (LTV) profile. The Group has actively improved the quality of the portfolio in recent years using robust affordability and credit controls, while the balances of higher risk legacy vintages continue to reduce
•The impairment release of £133 million for the first half of 2025 is broadly in line with the release of £119 million in the first half of 2024. Underlying performance remains stable with both years also benefitting from favourable updates to the economic outlook, with additional judgement reductions resulting in slight favourability in 2025
•Stage 2 loans and advances have reduced to 10.0% (31 December 2024: 10.5%) following updates to the Group’s macroeconomic outlook, and a combination of stable credit performance with strong application volumes
•Continued stable credit performance in addition to strong application volumes also result in stable Stage 3 loans and advances at 1.3% (31 December 2024: 1.3%), with improvements to the outlook for house price growth resulting in a reduction in Stage 3 ECL coverage to 7.0% (31 December 2024: 8.0%)

Page 16 of 52
CREDIT RISK (continued)
UK mortgages product analysis

	At 30 June 2025					At 31 December 2024
Mainstream		Buy-to-let	Specialist	Total	Mainstream	Buy-to-let	Specialist	Total

UK mortgages loans and advances to customers (£m)	267,588	47,830	3,178	318,596	261,630	47,984	3,514	313,128

UK mortgages greater than 3 months in arrears[1]
Number of cases	18,495	4,075	2,541	25,111	20,112	4,511	2,818	27,441
Total mortgages accounts (%)	1.1	1.1	9.0	1.2	1.2	1.2	9.2	1.3
Value of loans[2] (£m)	2,701	575	460	3,736	2,910	651	531	4,092
Total mortgages balances (%)	1.0	1.2	14.3	1.2	1.1	1.4	14.7	1.3

Loan to value
Less than 60% (%)	54.8	68.0	90.6	57.1	55.6	68.5	89.4	57.9
60% to 70% (%)	16.2	21.1	6.1	16.8	16.7	21.1	6.9	17.2
70% to 80% (%)	14.7	10.8	1.7	14.0	14.1	10.3	2.0	13.4
80% to 90% (%)	12.8	0.1	0.9	10.8	11.9	0.1	0.9	10.0
90% to 100% (%)	1.5	0.0	0.4	1.3	1.7	0.0	0.5	1.5
Greater than 100% (%)	0.0	0.0	0.3	0.0	0.0	0.0	0.3	0.0
Total (%)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Average loan to value[3]
Stock of residential mortgages (%)	43.4	47.2	32.2	43.8	43.2	47.3	32.9	43.6
New residential lending in the period (%)	65.0	57.7	n/a	64.3	64.1	56.4	n/a	63.2
1Excluding repossessions.
2Value of loans represents gross book value excluding the impact of HBOS acquisition adjustments of mortgages more than three months in arrears. These accounts are a subset of total Stage 3 given the exclusion of accounts in possession and those meeting other Stage 3 criteria.
3Average loan to value is calculated as total loans and advances as a percentage of the total indexed collateral of these loans and advances.

Page 17 of 52
CREDIT RISK (continued)
Credit cards
•Credit cards balances increased to £17.0 billion (31 December 2024: £16.2 billion), due to higher demand for new cards and increased customer spending
•The credit card portfolio is a prime book, with new to arrears continuing to decline and repayment rates remaining strong
•The impairment charge of £200 million for the first half of 2025, is higher than the charge of £115 million in the first half of 2024 due to upwards revisions to the unemployment forecast, compared to favourable updates in
2024, with underlying portfolio performance remaining resilient. Total ECL coverage is broadly stable at 3.9%
(31 December 2024: 4.2%)
•Resilient credit performance and higher portfolio balances result in a slight reduction in Stage 2 loans and advances to 14.0% (31 December 2024: 15.0%), with Stage 2 ECL coverage stable at 13.2% (31 December 2024:
13.6%)
•Similarly Stage 3 loans and advances reduced slightly to 1.5% (31 December 2024: 1.6%) with Stage 3 ECL coverage increasing slightly to 51.7% (31 December 2024: 50.2%)
UK unsecured loans and overdrafts
•UK unsecured loans and overdraft balances increased to £11.6 billion (31 December 2024: £10.7 billion) driven by organic balance growth and lower repayments
•The impairment charge of £163 million for the first half of 2025 is higher than the charge of £140 million in the first half of 2024 largely due to upwards revisions to the unemployment forecast. ECL and coverage is broadly stable at total level and across all stages
UK Motor Finance
•The UK Motor Finance lending portfolio (which does not include operating leases) increased to £17.0 billion
(31 December 2024: £16.4 billion) driven by retail demand, alongside increased stocking
•Updates to Residual Value (RV) and Voluntary Termination (VT) provisions held against Personal Contract
Purchase (PCP) and Hire Purchase (HP) lending are included within ECL and the impairment charge. Falls in used vehicle values have primarily driven an ECL increase to £211 million as at 30 June 2025 (31 December 2024:
£178 million)
•The impairment charge of £111 million for the first half of 2025 is higher than the charge of £61 million for the first half of 2024, reflecting increased RV and VT charges year-on-year
Other
•Other loans and advances increased to £20.3 billion (31 December 2024: £18.0 billion), largely driven by the
European business
•Stage 3 loans and advances remained stable at 0.8% of total loans and advances (31 December 2024: 0.8%)
•There was a £1 million impairment charge in the first half of 2025, compared to a £3 million release in the first half of 2024

Page 18 of 52
CREDIT RISK (continued)
Commercial Banking
•The Commercial portfolio credit quality remains stable, benefitting from a focused approach to credit underwriting and monitoring standards supported by proactive management of exposures to higher risk and cyclical sectors
•Credit strategies and policy remains robust and within our credit risk tolerances. The Group remains cognisant of the continued relatively elevated interest rate environment especially in, but not limited to, sectors reliant upon consumer discretionary spend
•The Group continues to review segments of our portfolios as appropriate, ensuring our credit strategies, appetite, sensitivities and mitigation action plans are up-to-date and suitable for rapid action in response to both risks and opportunities, whilst supporting clients in the right way and ensuring the Group is protected.
Credit Playbooks are in place to cover a number of potential credit downside scenarios and these are regularly reassessed and updated. Affordability and interest rate sensitivity are tested at origination. Early warning indicators and risk appetite metrics are in place to ensure the Group tracks and takes action, where appropriate
•The Group continues to provide early support to customers in difficulty through focused risk management via its
Watchlist and Business Support framework. The Group also balances prudent risk appetite with ensuring support for financially viable clients
Impairment
•The net impairment charge in the first half of 2025 was £99 million, versus an impairment release of £69 million in the first half of 2024 which included a release from improvements to the Group’s macroeconomic outlook
•ECL allowances increased in the year to £991 million at 30 June 2025 (31 December 2024: £972 million), also as a result of the updates to single name cases and additional judgement
•Stage 2 loans and advances reduced to £4,751 million (31 December 2024: £5,061 million), largely as a result of migrations into Stage 3. Stage 2 as a proportion of total loans and advances to customers reduced to 6.7%
(31 December 2024: 7.1%) with underlying credit performance and Stage 2 ECL coverage stable at 6.4%
(31 December 2024: 6.2%)
•Stage 3 loans and advances increased to £2,027 million (31 December 2024: £1,831 million) and as a proportion of total loans and advances to customers to 2.9% (31 December 2024: 2.6%). Stage 3 ECL coverage remained broadly stable at 23.0% (31 December 2024: 22.6%)

Page 19 of 52
Commercial Banking UK Real Estate analysis
•Commercial Banking UK Real Estate committed drawn lending stood at £9.0 billion at May 2025 (net of
£2.7 billion exposures subject to protection through Significant Risk Transfer (SRT) securitisations). This compares to £9.1 billion at 31 December 2024 (net of £3.1 billion subject to SRT securitisations). In addition there are undrawn lending facilities of £3.0 billion (31 December 2024: £2.1 billion) to predominantly investment grade rated corporate customers
•The Group classifies Real Estate as exposure which is directly supported by cash flows from property activities
(as opposed to trading activities, such as hotels, care homes and housebuilders). Drawn lending of £6.6 billion to social housing providers are also excluded (31 December 2024: £6.9 billion)
•Despite some headwinds, including the impact of elevated interest rates, the portfolio continues to remain well-
positioned and proactively managed with conservative LTVs, good levels of interest cover and appropriate risk mitigants in place
•Overall performance of the portfolio has remained resilient. The Group has continued to see strong asset quality within this sector, with a decrease in cases in its more closely monitored Watchlist category and limited flow into
Business Support
•Lending continues to be heavily weighted towards investment real estate (c.91%) rather than development. Of these investment exposures c.94% have an LTV of less than 70%, with an average LTV of 45%. The average interest cover ratio was 3.1 times, with 75% having interest cover of above 2 times
•The portfolio is well diversified with no fully speculative commercial development lending (defined as property not pre-sold or pre-let at a level to fully repay the debt or generate sufficient income to meet the minimum interest cover requirements). Approximately 46% of exposures relate to commercial real estate, including c.12%
secured by office assets, c.9% by retail assets and c.13% by industrial assets. Approximately 52% of the portfolio relates to residential lending
•Recognising this is a cyclical sector, total (gross and net) and asset type quantum caps are in place to control origination and exposure. Focus remains on the UK market and new business has been written in line with a prudent risk appetite criteria including conservative LTVs, strong quality of income and proven management teams. Development lending criteria also includes maximum loan to gross development value and maximum loan to cost
•Use of SRT securitisations also acts as a risk mitigant in this portfolio. Run-off of these is carefully managed and sequenced to avoid concentrations

Page 20 of 52
LIQUIDITY RISK
Overview
The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 98% as at
30 June 2025 (31 December 2024: 98%). Total wholesale funding decreased to £61.7 billion as at 30 June 2025
(31 December 2024: £62.6 billion). The Group maintains access to diverse sources and tenors of funding.
The Group’s liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR)1 of 136% (based on a monthly rolling average over the previous 12 months) as at 30 June 2025
(31 December 2024: 137%). The net stable funding ratio is strong at 122% as at 30 June 2025 (31 December 2024:
124%).
At 30 June 2025, the Group had £105.5 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2024: £107.5 billion).
These assets are available to meet cash and collateral outflows and regulatory requirements.
The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.
The Group’s credit ratings are well positioned and continue to reflect the strength of the Group’s management and franchise, along with its robust financial performance, capital and funding position.
1Based on a monthly simple average over the previous 12 months.
Reconciliation of Group funding to the balance sheet

At 30 June 2025	Included in funding analysis £bn	Cash collateral received £bn	Fair value and other accounting methods £bn	Balance sheet £bn

Deposits from banks	4.7	0.2	0.5	5.4
Debt securities in issue at amortised cost	47.9	–	(5.8)	42.1
Subordinated liabilities	9.1	–	(1.3)	7.8
Total wholesale funding	61.7	0.2
Customer deposits	461.8	–	–	461.8
Total	523.5	0.2

At 31 December 2024
Deposits from banks	2.3	0.6	0.2	3.1
Debt securities in issue at amortised cost	51.6	–	(6.3)	45.3
Subordinated liabilities	8.7	–	(1.5)	7.2
Total wholesale funding	62.6	0.6
Customer deposits	451.8	–	–	451.8
Total	514.4	0.6
Analysis of term issuance in half-year to 30 June 2025

	Sterling £bn	US dollar £bn	Euro £bn	Other currencies[1] £bn	Total £bn

Securitisation[2]	0.1	–	0.6	–	0.7
Covered bonds	–	–	–	–	–
Senior unsecured notes	–	–	–	0.4	0.4
Subordinated liabilities	–	0.9	0.9	–	1.8
Additional tier 1	0.8	–	–	–	0.8
Total issuance	0.9	0.9	1.5	0.4	3.7
1Primarily Australian dollar.
2Includes significant risk transfer securitisations.

Page 21 of 52
STATUTORY INFORMATION

Page 22 of 52
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Note	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m

Interest income		14,094	13,980
Interest expense		(7,548)	(7,758)
Net interest income		6,546	6,222
Fee and commission income		1,202	1,186
Fee and commission expense		(597)	(883)
Net fee and commission income	4	605	303
Net trading income		150	331
Other operating income		1,534	1,520
Other income		2,289	2,154
Total income		8,835	8,376
Operating expenses	5	(5,635)	(5,436)
Impairment	7	(442)	(122)
Profit before tax		2,758	2,818
Tax expense	8	(818)	(811)
Profit for the period		1,940	2,007

Profit attributable to ordinary shareholders		1,709	1,824
Profit attributable to other equity holders		215	172
Profit attributable to equity holders		1,924	1,996
Profit attributable to non-controlling interests		16	11
Profit for the period		1,940	2,007
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 23 of 52
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m

Profit for the period	1,940	2,007
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(168)	(351)
Current tax	25	29
Deferred tax	18	64
	(125)	(258)
Gains and losses attributable to own credit risk:
Gains (losses) before tax	62	(86)
Deferred tax	(17)	24
	45	(62)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	81	105
Income statement transfers in respect of disposals	111	(4)
Income statement transfers in respect of impairment	–	(2)
Deferred tax	(49)	(27)
	143	72
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	396	(1,435)
Net income statement transfers	835	1,072
Deferred tax	(345)	102
	886	(261)
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	42	(39)
	42	(39)
Total other comprehensive income (loss) for the period, net of tax	991	(548)
Total comprehensive income for the period	2,931	1,459

Total comprehensive income attributable to ordinary shareholders	2,700	1,276
Total comprehensive income attributable to other equity holders	215	172
Total comprehensive income attributable to equity holders	2,915	1,448
Total comprehensive income attributable to non-controlling interests	16	11
Total comprehensive income for the period	2,931	1,459
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 24 of 52
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	Note	At 30 Jun 2025 £m	At 31 Dec 2024 £m

Assets
Cash and balances at central banks		45,098	42,396
Financial assets at fair value through profit or loss	9	2,719	2,321
Derivative financial instruments		3,736	4,235
Loans and advances to banks		5,629	6,433
Loans and advances to customers		452,642	441,907
Reverse repurchase agreements		39,864	44,143
Debt securities		10,948	11,854
Due from fellow Lloyds Banking Group undertakings		897	560
Financial assets at amortised cost		509,980	504,897
Financial assets at fair value through other comprehensive income	9	33,498	30,344
Goodwill and other intangible assets		5,679	5,804
Current tax recoverable		1,042	338
Deferred tax assets		4,188	4,785
Retirement benefit assets	6	2,953	3,028
Other assets		13,664	13,065
Total assets		622,557	611,213

Liabilities
Deposits from banks		5,388	3,144
Customer deposits		461,771	451,794
Repurchase agreements at amortised cost		38,248	37,760
Due to fellow Lloyds Banking Group undertakings		3,804	4,049
Financial liabilities at fair value through profit or loss	9	4,363	4,630
Derivative financial instruments		5,170	5,787
Notes in circulation		2,119	2,121
Debt securities in issue at amortised cost	11	42,103	45,281
Other liabilities		7,383	7,211
Retirement benefit obligations	6	119	122
Current tax liabilities		44	33
Deferred tax liabilities		120	125
Provisions	12	2,074	2,198
Subordinated liabilities		7,842	7,211
Total liabilities		580,548	571,466

Equity
Share capital		1,574	1,574
Share premium account		600	600
Other reserves		3,460	2,389
Retained profits		30,541	29,412
Ordinary shareholders’ equity		36,175	33,975
Other equity instruments		5,758	5,692
Total equity excluding non-controlling interests		41,933	39,667
Non-controlling interests		76	80
Total equity		42,009	39,747
Total equity and liabilities		622,557	611,213
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 25 of 52
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2025	2,174	2,389	29,412	33,975	5,692	80	39,747
Comprehensive income
Profit for the period	–	–	1,709	1,709	215	16	1,940
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(125)	(125)	–	–	(125)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	143	–	143	–	–	143
Gains and losses attributable to own credit risk, net of tax	–	–	45	45	–	–	45
Movements in cash flow hedging reserve, net of tax	–	886	–	886	–	–	886
Movements in foreign currency translation reserve, net of tax	–	42	–	42	–	–	42
Total other comprehensive loss	–	1,071	(80)	991	–	–	991
Total comprehensive (loss) income[1]	–	1,071	1,629	2,700	215	16	2,931
Transactions with owners
Dividends	–	–	(640)	(640)	–	–	(640)
Distributions on other equity instruments	–	–	–	–	(215)	–	(215)
Issue of other equity instruments	–	–	(9)	(9)	753	–	744
Redemptions of other equity instruments	–	–	47	47	(687)	–	(640)
Capital contributions received	–	–	83	83	–	–	83
Return of capital contributions	–	–	(1)	(1)	–	–	(1)
Changes in non-controlling interests	–	–	20	20	–	(20)	–
Total transactions with owners	–	–	(500)	(500)	(149)	(20)	(669)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
At 30 June 2025[2]	2,174	3,460	30,541	36,175	5,758	76	42,009
1Total comprehensive income attributable to owners of the parent was £2,915 million.
2Total equity attributable to owners of the parent was £41,933 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 26 of 52
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instrument s £m	Non- controllin g interests £m	Total £m

At 1 January 2024	2,174	2,395	30,786	35,355	5,018	58	40,431
Comprehensive income
Profit for the period	–	–	1,824	1,824	172	11	2,007
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(258)	(258)	–	–	(258)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	72	–	72	–	–	72
Gains and losses attributable to own credit risk, net of tax	–	–	(62)	(62)	–	–	(62)
Movements in cash flow hedging reserve, net of tax	–	(261)	–	(261)	–	–	(261)
Movements in foreign currency translation reserve, net of tax	–	(39)	–	(39)	–	–	(39)
Total other comprehensive loss	–	(228)	(320)	(548)	–	–	(548)
Total comprehensive (loss) income[1]	–	(228)	1,504	1,276	172	11	1,459
Transactions with owners
Dividends	–	–	(2,140)	(2,140)	–	–	(2,140)
Distributions on other equity instruments	–	–	–	–	(172)	–	(172)
Capital contributions received	–	–	61	61	–	–	61
Total transactions with owners	–	–	(2,079)	(2,079)	(172)	–	(2,251)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
At 30 June 2024[2]	2,174	2,167	30,211	34,552	5,018	69	39,639
1Total comprehensive income attributable to owners of the parent was £1,448 million.
2Total equity attributable to owners of the parent was £39,570 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 27 of 52
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instrument s £m	Non- controllin g interests £m	Total £m

At 1 July 2024	2,174	2,167	30,211	34,552	5,018	69	39,639
Comprehensive income
Profit for the period	–	–	1,277	1,277	191	11	1,479
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(306)	(306)	–	–	(306)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	1	–	1	–	–	1
Gains and losses attributable to own credit risk, net of tax	–	–	6	6	–	–	6
Movements in cash flow hedging reserve, net of tax	–	247	–	247	–	–	247
Movements in foreign currency translation reserve, net of tax	–	(26)	–	(26)	–	–	(26)
Total other comprehensive income (loss)	–	222	(300)	(78)	–	–	(78)
Total comprehensive income[1]	–	222	977	1,199	191	11	1,401
Transactions with owners
Dividends	–	–	(1,850)	(1,850)	–	–	(1,850)
Distributions on other equity instruments	–	–	–	–	(191)	–	(191)
Issue of other equity instruments	–	–	(6)	(6)	1,174	–	1,168
Repurchases and redemptions of other equity instruments	–	–	–	–	(500)	–	(500)
Capital contributions received	–	–	81	81	–	–	81
Return of capital contributions	–	–	(1)	(1)	–	–	(1)
Total transactions with owners	–	–	(1,776)	(1,776)	483	–	(1,293)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
At 31 December 2024[2]	2,174	2,389	29,412	33,975	5,692	80	39,747
1Total comprehensive income attributable to owners of the parent was £1,390 million.
2Total equity attributable to owners of the parent was £39,667 million.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 28 of 52
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m

Cash flows from operating activities
Profit before tax	2,758	2,818
Adjustments for:
Change in operating assets	(6,786)	(11,747)
Change in operating liabilities	7,543	2,077
Non-cash and other items	2,282	2,270
Tax paid[1]	(1,495)	(765)
Tax refunded[1]	200	350
Net cash (used in) provided by operating activities	4,502	(4,997)
Cash flows (used in) provided by investing activities
Purchase of financial assets	(7,379)	(5,800)
Proceeds from sale and maturity of financial assets	4,739	5,261
Purchase of fixed assets[1]	(1,970)	(1,989)
Purchase of other intangible assets[1]	(556)	(647)
Proceeds from sale of fixed assets[1]	650	604
Proceeds from sale of goodwill and other intangible assets[1]	2	–
Net cash used in investing activities	(4,514)	(2,571)
Cash flows used in financing activities
Dividends paid to ordinary shareholders	(640)	(2,140)
Distributions on other equity instruments	(215)	(172)
Return of capital contributions	(1)	–
Interest paid on subordinated liabilities	(297)	(194)
Proceeds from issue of subordinated liabilities	1,761	–
Proceeds from issue of other equity instruments	744	–
Repayment of subordinated liabilities	(904)	–
Repurchases and redemptions of other equity instruments	(640)	–
Borrowings from parent company	3,557	3,168
Repayments of borrowings to parent company	(2,124)	(1,001)
Interest paid on borrowings from parent company	(210)	(198)
Net cash used in financing activities	1,031	(537)
Effects of exchange rate changes on cash and cash equivalents	92	(66)
Change in cash and cash equivalents	1,111	(8,171)
Cash and cash equivalents at beginning of period	49,712	66,538
Cash and cash equivalents at end of period	50,823	58,367
1Previously presented in aggregate.
Interest received was £13,758 million (30 June 2024: £13,558 million) and interest paid was £7,585 million (30 June
2024: £6,709 million).
Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with an original maturity of less than three months.
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

Page 29 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)
Note 1: Basis of preparation and accounting policies
These condensed consolidated half-year financial statements as at and for the period to 30 June 2025 have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and comprise the results of Lloyds Bank plc (the Bank)
together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2024 which were prepared in accordance with International Financial
Reporting Standards (IFRS) as issued by the IASB. Copies of the 2024 annual report on Form 20-F are available on the Lloyds Banking Group’s website.
The directors consider that it is appropriate to continue to adopt the going concern basis in preparing these condensed consolidated half-year financial statements. In reaching this assessment, the directors have taken into account the uncertainties affecting the UK economy and their potential effects upon the Group’s performance and projected funding and capital position; the impact of further stress scenarios has also been considered. On this basis, the directors are satisfied that the Group will maintain adequate levels of funding and capital for the foreseeable future.
The Group’s accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2024 and there have been no changes in the Group’s methods of computation.
Future accounting developments
There are a number of new accounting pronouncements issued by the IASB with an effective date of
1 January 2027. This includes IFRS 18 Presentation and Disclosure in Financial Statements which replaces IAS 1
Presentation of Financial Statements and IFRS 19 Subsidiaries without Public Accountability: Disclosures. The impact of these standards is being assessed and they have not yet been endorsed for use in the UK.
The IASB has issued its annual improvements and a number of amendments to the IFRS Accounting Standards effective 1 January 2026, including Amendments to IFRS 9 Financial Instruments and Amendments to IFRS 7
Financial Instruments Disclosure. These improvements and amendments are not expected to have a significant impact on the Group.

Page 30 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty
The preparation of the Group’s financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from these estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing the financial statements, the Group has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-
related risks in the short-term.
The Group’s significant judgements, estimates and assumptions are unchanged compared to those disclosed in note 3 of the Group’s 2024 financial statements. Further information on the critical accounting judgements and key sources of estimation uncertainty for the allowance for expected credit losses is set out in note 10.
Note 3: Segmental analysis
The Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The
Group Executive Committee (GEC) of the Lloyds Banking Group remains the chief operating decision maker ,as defined by IFRS 8 Operating Segments, for the Group.

Half-year to 30 June 2025	Retail £m	Commercial Banking £m	Other £m	Total £m

Net interest income	4,710	1,623	213	6,546
Other income	1,251	544	494	2,289
Total income	5,961	2,167	707	8,835
Operating expenses	(3,715)	(1,156)	(764)	(5,635)
Impairment (charge) credit	(342)	(99)	(1)	(442)
Profit before tax	1,904	912	(58)	2,758

External income (expense)	7,348	1,431	56	8,835
Inter-segment (expense) income	(1,387)	736	651	–
Segment income	5,961	2,167	707	8,835

Half-year to 30 June 2024	Retail £m	Commercial Banking £m	Other £m	Total £m

Net interest income	4,429	1,636	157	6,222
Other income	837	521	796	2,154
Total income	5,266	2,157	953	8,376
Operating expenses	(3,563)	(1,149)	(724)	(5,436)
Impairment (charge) credit	(195)	69	4	(122)
Profit before tax	1,508	1,077	233	2,818

External income (expense)	6,254	2,829	(707)	8,376
Inter-segment (expense) income	(988)	(672)	1,660	–
Segment income	5,266	2,157	953	8,376

Page 31 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 3: Segmental analysis (continued)

	Retail £m	Commercial Banking £m	Other £m	Total £m
At 30 June 2025
External assets	396,235	82,448	143,874	622,557
External liabilities	329,490	142,093	108,965	580,548

At 31 December 2024
External assets	386,199	82,731	142,283	611,213
External liabilities	324,727	135,396	111,343	571,466
Note 4: Net fee and commission income

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m

Fee and commission income:
Current accounts	340	312
Credit and debit card fees	634	629
Commercial banking and treasury fees	94	92
Factoring	34	35
Other fees and commissions	100	118
Total fee and commission income	1,202	1,186
Fee and commission expense	(597)	(883)
Net fee and commission income	605	303
Current account and credit and debit card fees principally arise in Retail; commercial banking, treasury and factoring fees arise in Commercial Banking.
Note 5: Operating expenses

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m

Staff costs	2,362	2,287
Premises and equipment costs	236	182
Depreciation and amortisation	1,722	1,659
Other	1,315	1,308
Total operating expenses	5,635	5,436

Page 32 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 6: Retirement benefit obligations
The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 Jun 2025 £m	At 31 Dec 2024 £m

Defined benefit pension schemes:
Present value of funded obligations	(26,310)	(27,118)
Fair value of scheme assets	29,183	30,063
Net pension scheme asset	2,873	2,945
Other post-retirement schemes	(39)	(39)
Total amounts recognised in the balance sheet	2,834	2,906

Recognised on the balance sheet as:
Retirement benefit assets	2,953	3,028
Retirement benefit obligations	(119)	(122)
Total amounts recognised in the balance sheet	2,834	2,906
Movements in the Group’s net post-retirement defined benefit scheme asset during the period were as follows:

£m

Asset at 1 January 2025	2,906
Income statement credit	15
Employer contributions	81
Remeasurement	(168)
Asset at 30 June 2025	2,834
The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At 30 Jun 2025%	At 31 Dec 2024%

Discount rate	5.61	5.55
Rate of inflation:
Retail Price Index (RPI)	2.75	2.97
Consumer Price Index (CPI)	2.25	2.52
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.67	2.69
In July 2024, the Court of Appeal handed down a judgment (Virgin Media Limited v NTL Pension Trustees Limited)
which potentially has implications for the validity of amendments made by pension schemes that were contracted out on a salary-related basis between 6 April 1997 and the abolition of contracting-out in 2016. The Government in
June 2025, recognising that schemes and sponsoring employers need clarity around scheme liabilities, announced it will introduce legislation to give affected pension schemes the ability to retrospectively obtain written actuarial confirmation that historic benefit changes met the necessary standards. The Group is carrying out a review of scheme amendments to decide whether any subsequent actions are required. The Group will continue to monitor developments.

Page 33 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 7: Impairment

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m

Loans and advances to banks	–	(4)
Loans and advances to customers	490	169
Debt securities	–	(1)
Financial assets held at amortised cost	490	164
Financial assets at fair value through other comprehensive income	–	(2)
Loan commitments and financial guarantees	(48)	(40)
Total impairment charge (credit)	442	122
There was a £70 million charge in respect of residual value impairment and voluntary terminations within the
Group’s UK Motor Finance business in the current period (half-year to 30 June 2024: £10 million).
Note 8: Tax
In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2025 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.
An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m

Profit before tax	2,758	2,818
UK corporation tax thereon at 25.0% (2024: 25.0%)	(689)	(704)
Impact of surcharge on banking profits	(81)	(78)
Non-deductible costs: conduct charges	1	4
Other non-deductible costs	(108)	(98)
Non-taxable income	–	33
Tax relief on coupons on other equity instruments	54	42
Tax-exempt gains on disposals	2	–
Remeasurement of deferred tax due to rate changes	–	3
Differences in overseas tax rates	5	(3)
Adjustments in respect of prior years	(2)	(10)
Tax expense	(818)	(811)

Page 34 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 9: Fair values of financial assets and liabilities
The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 16 to the Group’s financial statements for the year ended
31 December 2024 details the definitions of the three levels in the fair value hierarchy.
Financial instruments classified as financial assets at fair value through profit or loss, derivative financial instruments, financial assets at fair value through other comprehensive income and financial liabilities at fair value through profit or loss are recognised at fair value.
The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.
The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable. There were no significant transfers between level 1 and level 2 during the period.

Financial assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2025
Financial assets at fair value through profit or loss:
Loans and advances to customers	–	1,828	256	2,084
Equity shares	631	–	4	635
Total financial assets at fair value through profit or loss	631	1,828	260	2,719
Financial assets at fair value through other comprehensive income:
Debt securities	19,284	14,165	49	33,498
Equity shares	–	–	–	–
Total financial assets at fair value through other comprehensive income	19,284	14,165	49	33,498
Derivative financial instruments	–	3,736	–	3,736
Total financial assets carried at fair value	19,915	19,729	309	39,953

At 31 December 2024
Financial assets at fair value through profit or loss:
Loans and advances to customers	–	1,813	276	2,089
Equity shares	228	–	4	232
Total financial assets at fair value through profit or loss	228	1,813	280	2,321
Financial assets at fair value through other comprehensive income:
Debt securities	16,278	14,018	48	30,344
Equity shares	–	–	–	–
Total financial assets at fair value through other comprehensive income	16,278	14,018	48	30,344
Derivative financial instruments	–	4,235	–	4,235
Total financial assets carried at fair value	16,506	20,066	328	36,900

Page 35 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 9: Fair values of financial assets and liabilities (continued)

Financial liabilities	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2025
Financial liabilities at fair value through profit or loss	–	4,345	18	4,363
Derivative financial instruments	–	5,043	127	5,170
Total financial liabilities carried at fair value	–	9,388	145	9,533

At 31 December 2024
Financial liabilities at fair value through profit or loss	–	4,608	22	4,630
Derivative financial instruments	–	5,644	143	5,787
Total financial liabilities carried at fair value	–	10,252	165	10,417
Valuation control framework
Key elements of the valuation control framework include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. The framework covers processes for all 3 levels in the fair value hierarchy. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.
Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.
Valuation methodology
For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs) disclosed in the Group’s financial statements for the year ended 31 December 2024 applied to these portfolios.
Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial assets portfolio.

	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total financial assets carried at fair value £m

At 1 January 2025	280	48	328
Exchange and other adjustments	–	2	2
(Losses) gains recognised in the income statement within other	(16)	2	(14)
Losses recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	–	(1)	(1)
Purchases/increases to customer loans	14	–	14
Sales/repayments of customer loans	(18)	(2)	(20)
At 30 June 2025	260	49	309
(Losses) gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2025	(16)	3	(13)

At 1 January 2024	270	53	323
Exchange and other adjustments	–	(1)	(1)
Gains recognised in the income statement within other income	26	–	26
Purchases/increases to customer loans	6	–	6
Sales/repayments of customer loans	(16)	(1)	(17)
At 30 June 2024	286	51	337
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2024	26	–	26

Page 36 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 9: Fair values of financial assets and liabilities (continued)
The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial liabilities at fair value through profit or loss £m	Derivative liabilities £m	Total financial liabilities carried at fair value £m

At 1 January 2025	22	143	165
Gains recognised in the income statement within other income	(2)	(4)	(6)
Redemptions	(2)	(12)	(14)
At 30 June 2025	18	127	145
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2025	(2)	(3)	(5)

At 1 January 2024	23	139	162
Losses recognised in the income statement within other income	2	19	21
Redemptions	(2)	(10)	(12)
At 30 June 2024	23	148	171
Losses (gains) recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2024	2	(21)	(19)
Sensitivity of level 3 valuations
The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities.

				Effect of reasonably possible alternative assumptions[1]
At 30 June 2025	Valuation techniques	Significant unobservable inputs[2]	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (+/- 50bps)	256	19	(18)
Equity investments		n/a	4	–	–
			260
Financial assets at fair value through other comprehensive income			49	2	(2)
Level 3 financial assets carried at fair value			309

Financial liabilities at fair value through profit or loss			18	1	(1)
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (12%/171%)	5	–	–
Shared appreciation rights	Market values – property valuation	HPI (+/- 1%)	122	12	(11)
			127
Level 3 financial liabilities carried at fair value			145
1Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.

Page 37 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 9: Fair values of financial assets and liabilities (continued)
Sensitivity of level 3 valuations (continued)

				Effect of reasonably possible alternative assumptions[1]
At 31 December 2024	Valuation techniques	Significant unobservable inputs[2]	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (+/- 50bps)	276	19	(19)
Equity investments		n/a	4	1	(1)
			280
Financial assets at fair value through other comprehensive income			48	2	(2)
Level 3 financial assets carried at fair value			328

Financial liabilities at fair value through profit or loss			22	1	(1)
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (11%/183%)	13	–	–
Shared appreciation rights	Market values – property valuation	HPI (+/- 1%)	130	12	(11)
			143
Level 3 financial liabilities carried at fair value			165
1Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities and derivatives are unchanged from those described in the Group’s financial statements for the year ended 31 December 2024.
Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and is unchanged from that described in note
16 to the Group’s financial statements for the year ended 31 December 2024.

Page 38 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 9: Fair values of financial assets and liabilities (continued)
The table below summarises the carrying values of financial assets and liabilities measured at amortised cost in the
Group’s consolidated balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	At 30 June 2025		At 31 December 2024
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Financial assets
Loans and advances to banks	5,629	5,629	6,433	6,433
Loans and advances to customers	452,642	448,347	441,907	438,094
Reverse repurchase agreements	39,864	39,864	44,143	44,143
Debt securities	10,948	11,016	11,854	11,808
Due from fellow Lloyds Banking Group undertakings	897	897	560	560

Financial liabilities
Deposits from banks	5,388	5,388	3,144	3,144
Customer deposits	461,771	462,617	451,794	452,607
Repurchase agreements	38,248	38,248	37,760	37,760
Due to fellow Lloyds Banking Group undertakings	3,804	3,804	4,049	4,049
Debt securities in issue	42,103	42,213	45,281	45,382
Subordinated liabilities	7,842	8,883	7,211	7,304
The carrying amounts of cash and balances at central banks and notes in circulation are a reasonable approximation of their fair values.

Page 39 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Allowance for expected credit losses
The calculation of the Group’s allowance for expected credit loss allowances requires the Group to make a number of judgements, assumptions and estimates. These are set out in full in note 19 to the Group’s financial statements for the year ended 31 December 2024, with the most significant set out below.
The table below analyses total ECL allowance by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of judgemental adjustments.

At 30 June 2025	Modelled ECL £m	Individually assessed £m	Judgemental adjustments £m	Total ECL £m

UK mortgages	611	–	98	709
Credit cards	650	–	9	659
Other Retail	908	–	102	1,010
Commercial Banking	613	432	(50)	995
Other	1	–	–	1
Total	2,783	432	159	3,374

At 31 December 2024
UK mortgages	720	–	132	852
Credit cards	681	–	(7)	674
Other Retail	860	–	90	950
Commercial Banking	877	354	(255)	976
Other	1	–	–	1
Total	3,139	354	(40)	3,453
Adjustments to modelled ECL
UK mortgages: £98 million (31 December 2024: £132 million)
These adjustments principally comprise:
Repossession risk: £85 million (31 December 2024: £110 million)
Additional ECL continues to be held judgementally to capture the potential repossession and recovery risk from specific subsets of largely long-term defaulted cases. This is alongside an adjustment to capture a longer duration between default and repossession than model assumptions use on existing and future defaults. The reduction in the period reflects latest data points on the population judged at risk.
Adjustment for specific segments: £13 million (31 December 2024: £13 million)
The Group monitors risks across specific segments of its portfolios which may not be fully captured through collective models. The judgement for fire safety and cladding uncertainty remains in place as the only Mortgages segment sufficiently material to address, given evidence of cases with defective cladding, or other fire safety issues.
Credit cards: £9 million (31 December 2024: £(7) million) and Other Retail: £102 million (31 December 2024:
£90 million)
These adjustments principally comprise:
Lifetime extension: Credit cards: £50 million (31 December 2024: £55 million) and Other Retail: £10 million
(31 December 2024: £10 million)
An adjustment is required to extend the lifetime used for Stage 2 exposures on Retail revolving products from a three-year modelled lifetime, which reflected the outcome data available when the ECL models were developed, to a more representative lifetime. Incremental defaults beyond year three are calculated through the extrapolation of the default trajectory observed throughout the three years and beyond.

Page 40 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Allowance for expected credit losses (continued)
Adjustments to loss rates: Credit cards: £(45) million (31 December 2024: £(57) million) and Other Retail:
£53 million (31 December 2024: £47 million)
A number of adjustments are made to the loss given default (LGD) assumptions used within unsecured and motor credit models. For unsecured portfolios, the adjustments reflect the impact of changes in collection debt sale strategy on the Group’s LGD models, incorporating up to date customer performance and forward flow debt sale pricing. For UK Motor Finance, within Other Retail, the adjustment captures the latest outlook on used car prices.
Commercial Banking: £(50) million (31 December 2024: £(255) million)
These adjustments principally comprise:
Corporate insolvency rates: £(151) million (31 December 2024: £(248) million)
The volume of UK corporate insolvencies continues to exhibit an elevated trend beyond December 2019 levels, revealing a marked misalignment between observed UK corporate insolvencies and the Group’s equivalent credit performance. This dislocation gives rise to uncertainty over the drivers of the observed trends in the metric and the appropriateness of the Group’s Commercial Banking model response which uses observed UK corporate insolvencies data to anchor future loss estimates to. Given the Group’s asset quality remains robust with low defaults, a negative adjustment is applied by reverting judgementally to the long-term average of the insolvency rate. The scale of the negative adjustment reduced in the period reflecting both the reduction in observed actual
UK corporate insolvencies rates, narrowing the gap of the misalignment, as well from a one-off change due to the interaction with the implementation of loss rate model enhancements in the period.
Adjustments for loss given defaults (LGDs): £40 million (31 December 2024: £(80) million)
In preceding years, adjustments have been required to mitigate limitations identified in the modelling approach which were causing loss given defaults to be inflated. These included the lack of benefit from amortisation of exposures relative to collateral values at default, and the need to reflect an exposure-weighted calculation. These two adjustments have been released following respective enhancements to models. One remaining adjustment remains for a specific segment of the SME portfolio which judgementally applies a more appropriate blended LGD rate from credit risk profile segments more aligned to experience.
Commercial Real Estate (CRE) price reduction: £10 million (31 December 2024: £35 million)
This adjustment recognises the potential impact on loss rates from valuations on specific CRE sectors where evidence suggests valuations may lag achievable levels, notably in cases of stressed sale. The reduction in the period reflects stabilisation in valuations and improved confidence in the CRE sector.
Corporate income gearing (CIG) adjustment: £nil (31 December 2024: £36 million)
An adjustment was raised at 31 December 2024, based upon the assessment of Corporate Income Gearing, a model parameter for affordability used in Commercial Banking. This adjustment reversed the modelled ECL release seen from updating CIG drivers (interest rates), given interest rates had merely reached a plateau which translated into a slower year-on-year increase. This slowdown gave a modelled ECL release not judged representative of the continued pressure on borrowers and business margins. However, the maintenance of those improvements in drivers over the first half of 2025 (including sustained lower base rates) gives support for the modelled release to now be recognised, removing the judgemental adjustment.
Global tariff and geo-political disruption risks: £49 million (31 December 2024: £nil)
This new adjustment was raised in the first half of 2025 to recognise the potential risks to specific drivers across various corporate sectors not reflected in broad macroeconomic model drivers. These are potential nuanced risks to businesses inherent in the base case which could also worsen in the downside scenarios. This assessment is judgemental and apportioned across all sectors given the uncertainty of how these risks would emerge.

Page 41 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Allowance for expected credit losses (continued)
Base case and MES economic assumptions
The Group’s base case economic scenario has been updated to reflect ongoing geopolitical developments and changes in domestic economic policy. The Group’s updated base case scenario has three conditioning assumptions.
First, global conflicts do not lead to major discontinuities in commodity prices or global trade. Second, the US will impose tariffs on countries with a bilateral trade deficit after the Liberation Day 90 day pause expires, resulting in an increased effective tariff rate relative to prior assumptions. Third, the UK Industrial Strategy and Spending
Review are not assumed to substantially change the UK fiscal outlook.
Based on these assumptions and incorporating the economic data published in the second quarter of 2025, the
Group’s base case scenario is for a slow expansion in gross domestic product (GDP) and a further rise in the unemployment rate alongside small gains in residential and commercial property prices. With underlying inflationary pressures expected to recede, gradual cuts in UK Bank Rate are expected to continue during 2025, reaching a ‘neutral’ policy stance in 2026. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as at the second quarter of 2025. Actuals for this period, or restatements of past data, may have since emerged prior to publication and have not been included.
The Group’s approach to generating alternative economic scenarios is set out in detail in note 19 to the financial statements for the year ended 31 December 2024. For June 2025, the Group continues to judge it appropriate to include a non-modelled severe downside scenario for Group ECL calculations. The scenario is now generated as a simple average of a fully modelled severe scenario, better representing shocks to demand, and a scenario with higher paths for UK Bank Rate and CPI inflation, as a representation of shocks to supply. The combined ‘adjusted’
scenario used in ECL modelling is considered to better reflect the risks around the Group’s base case view in an economic environment where demand and supply shocks are more balanced.
Scenarios by year
The key UK economic assumptions made by the Group are shown in the following tables across a number of measures explained below.
Annual assumptions
Gross domestic product (GDP) growth and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices over each year. Unemployment rate and UK Bank Rate are averages over the year.
Five-year average
The five-year average reflects the average annual growth rate, or level, over the five-year period. It includes movements within the current reporting year, such that the position as of 30 June 2025 covers the five years 2025 to 2029. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date and recognises that credit models utilise both level and annual changes.
The use of calendar years maintains a comparability between the annual assumptions presented.

Page 42 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Allowance for expected credit losses (continued)

At 30 June 2025	2025%	2026%	2027%	2028%	2029%	2025 to 2029 average %

Upside
Gross domestic product growth	1.2	2.0	1.8	1.4	1.4	1.6
Unemployment rate	4.4	3.5	3.1	3.1	3.2	3.5
House price growth	3.6	6.5	7.9	6.2	4.8	5.8
Commercial real estate price growth	5.1	8.1	3.8	1.1	0.4	3.6
UK Bank Rate	4.21	4.50	4.84	5.05	5.21	4.76
CPI inflation	3.3	2.5	2.7	3.1	3.1	2.9

Base case
Gross domestic product growth	1.0	1.0	1.5	1.5	1.5	1.3
Unemployment rate	4.8	5.0	4.7	4.5	4.5	4.7
House price growth	2.6	3.0	2.3	2.5	2.8	2.6
Commercial real estate price growth	1.6	1.1	1.3	0.3	0.0	0.9
UK Bank Rate	4.13	3.56	3.50	3.50	3.50	3.64
CPI inflation	3.3	2.7	2.4	2.5	2.4	2.7

Downside
Gross domestic product growth	0.6	(1.2)	0.6	1.3	1.5	0.5
Unemployment rate	5.2	7.2	7.5	7.2	7.0	6.8
House price growth	1.6	(0.8)	(5.9)	(4.7)	(1.8)	(2.4)
Commercial real estate price growth	(1.6)	(6.8)	(1.6)	(2.3)	(2.7)	(3.0)
UK Bank Rate	4.02	1.90	0.99	0.68	0.46	1.61
CPI inflation	3.3	2.5	1.9	1.5	1.1	2.1

Severe downside
Gross domestic product growth	0.1	(3.0)	0.0	1.2	1.4	(0.1)
Unemployment rate	5.8	9.7	10.2	9.8	9.4	9.0
House price growth	0.8	(3.9)	(13.4)	(10.9)	(6.3)	(6.9)
Commercial real estate price growth	(6.5)	(16.0)	(7.4)	(6.7)	(5.7)	(8.6)
UK Bank Rate – modelled	3.88	0.68	0.11	0.03	0.01	0.94
UK Bank Rate – adjusted[1]	4.34	3.09	2.80	2.77	2.76	3.15
CPI inflation – modelled	3.3	2.5	1.4	0.5	(0.1)	1.5
CPI inflation – adjusted[1]	3.5	3.8	3.2	2.8	2.4	3.1

Probability-weighted
Gross domestic product growth	0.9	0.2	1.1	1.4	1.4	1.0
Unemployment rate	4.9	5.7	5.6	5.4	5.4	5.4
House price growth	2.4	2.2	0.0	0.1	1.1	1.2
Commercial real estate price growth	0.9	(0.9)	0.3	(1.0)	(1.2)	(0.4)
UK Bank Rate – modelled	4.09	3.06	2.81	2.77	2.75	3.10
UK Bank Rate – adjusted[1]	4.14	3.30	3.08	3.04	3.03	3.32
CPI inflation – modelled	3.3	2.5	2.2	2.2	2.0	2.4
CPI inflation – adjusted[1]	3.3	2.7	2.4	2.4	2.2	2.6
1The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks to the
Group’s base case view in an economic environment where the risks of supply and demand shocks are seen as more balanced.

Page 43 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Allowance for expected credit losses (continued)

At 31 December 2024	2024%	2025%	2026%	2027%	2028%	2024 to 2028 average %

Upside
Gross domestic product growth	0.8	1.9	2.2	1.5	1.4	1.6
Unemployment rate	4.3	3.5	2.8	2.7	2.8	3.2
House price growth	3.4	3.7	6.5	6.6	5.4	5.1
Commercial real estate price growth	0.7	7.8	6.7	3.2	0.5	3.7
UK Bank Rate	5.06	4.71	5.02	5.19	5.42	5.08
CPI inflation	2.6	2.8	2.6	2.9	3.0	2.8

Base case
Gross domestic product growth	0.8	1.0	1.4	1.5	1.5	1.2
Unemployment rate	4.3	4.7	4.7	4.5	4.5	4.5
House price growth	3.4	2.1	1.0	1.4	2.4	2.0
Commercial real estate price growth	0.7	0.3	2.5	1.9	0.0	1.1
UK Bank Rate	5.06	4.19	3.63	3.50	3.50	3.98
CPI inflation	2.6	2.8	2.4	2.4	2.2	2.5

Downside
Gross domestic product growth	0.8	(0.5)	(0.4)	1.0	1.5	0.5
Unemployment rate	4.3	6.0	7.4	7.4	7.1	6.4
House price growth	3.4	0.6	(5.5)	(6.6)	(3.4)	(2.4)
Commercial real estate price growth	0.7	(7.8)	(3.1)	(0.9)	(2.3)	(2.7)
UK Bank Rate	5.06	3.53	1.56	0.96	0.68	2.36
CPI inflation	2.6	2.8	2.3	1.8	1.2	2.1

Severe downside
Gross domestic product growth	0.8	(1.9)	(1.5)	0.7	1.3	(0.1)
Unemployment rate	4.3	7.7	10.0	10.0	9.7	8.4
House price growth	3.4	(0.8)	(12.4)	(13.6)	(8.8)	(6.7)
Commercial real estate price growth	0.7	(17.4)	(8.5)	(5.5)	(5.7)	(7.5)
UK Bank Rate – modelled	5.06	2.68	0.28	0.08	0.02	1.62
UK Bank Rate – adjusted[1]	5.06	4.03	2.70	2.23	1.95	3.19
CPI inflation – modelled	2.6	2.8	1.9	1.0	0.1	1.7
CPI inflation – adjusted[1]	2.6	3.6	2.1	1.4	0.8	2.1

Probability-weighted
Gross domestic product growth	0.8	0.5	0.8	1.2	1.4	1.0
Unemployment rate	4.3	5.0	5.5	5.4	5.3	5.1
House price growth	3.4	1.8	(0.7)	(1.0)	0.4	0.8
Commercial real estate price growth	0.7	(1.7)	1.0	0.7	(1.1)	(0.1)
UK Bank Rate – modelled	5.06	4.00	3.09	2.90	2.88	3.59
UK Bank Rate – adjusted[1]	5.06	4.13	3.33	3.12	3.08	3.74
CPI inflation – modelled	2.6	2.8	2.4	2.2	1.9	2.4
CPI inflation – adjusted[1]	2.6	2.9	2.4	2.3	2.0	2.4
1The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks to the
Group’s base case view in an economic environment where the risks of supply and demand shocks are seen as more balanced.

Page 44 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Allowance for expected credit losses (continued)
Base case scenario by quarter
Gross domestic product growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year.
Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 June 2025	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%	First quarter 2026%	Second quarter 2026%	Third quarter 2026%	Fourth quarter 2026%

Gross domestic product growth	0.7	0.0	0.1	0.2	0.3	0.3	0.4	0.4
Unemployment rate	4.5	4.7	4.9	5.0	5.0	5.0	4.9	4.9
House price growth	2.9	3.1	2.7	2.6	3.7	4.0	3.5	3.0
Commercial real estate price growth	2.5	2.7	2.6	1.6	1.2	1.0	1.0	1.1
UK Bank Rate	4.50	4.25	4.00	3.75	3.75	3.50	3.50	3.50
CPI inflation	2.8	3.6	3.4	3.5	3.0	2.6	2.6	2.4

At 31 December 2024	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%

Gross domestic product growth	0.7	0.4	0.0	0.1	0.2	0.3	0.3	0.3
Unemployment rate	4.3	4.2	4.3	4.4	4.5	4.6	4.7	4.8
House price growth	0.4	1.8	4.6	3.4	3.6	4.0	3.0	2.1
Commercial real estate price growth	(5.3)	(4.7)	(2.8)	0.7	1.8	1.4	0.9	0.3
UK Bank Rate	5.25	5.25	5.00	4.75	4.50	4.25	4.00	4.00
CPI inflation	3.5	2.1	2.0	2.5	2.4	3.0	2.9	2.7

Page 45 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 10: Allowance for expected credit losses (continued)
Movement in expected credit loss allowance

	Opening ECL at 31 Dec 2024 £m	Write-offs and other[1] £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 30 Jun 2025 £m

UK mortgages	852	(10)	(133)	(143)	709
Credit cards	674	(215)	200	(15)	659
Other Retail	950	(215)	275	60	1,010
Retail	2,476	(440)	342	(98)	2,378
Commercial Banking	976	(80)	99	19	995
Other	1	(1)	1	–	1
Total	3,453	(521)	442	(79)	3,374

	Opening ECL at 31 Dec 2023 £m	Write-offs and other[1] £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 30 Jun 2024 £m

UK mortgages[2]	1,115	(25)	(119)	(144)	971
Credit cards	810	(225)	115	(110)	700
Other Retail	945	(201)	198	(3)	942
Retail	2,870	(451)	194	(257)	2,613
Commercial Banking	1,150	(99)	(69)	(168)	982
Other	1	3	(3)	–	1
Total	4,021	(547)	122	(425)	3,596

	Opening ECL at 30 Jun 2024 £m	Write-offs and other[1] £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 31 Dec 2024 £m

UK mortgages[3]	971	(44)	(75)	(119)	852
Credit cards	700	(181)	155	(26)	674
Other Retail	942	(175)	183	8	950
Retail	2,613	(400)	263	(137)	2,476
Commercial Banking	982	(77)	71	(6)	976
Other	1	–	–	–	1
Total	3,596	(477)	334	(143)	3,453

1Contains adjustments in respect of purchased or originated credit-impaired financial assets.
2Includes £20 million within write-offs and other relating to the securitisation of primarily legacy Retail mortgages, totalling £1.0 billion of gross loans and advances to customers.
3Includes £33 million within write-offs and other relating to the securitisation of primarily legacy Retail mortgages, totalling £1.0 billion of gross loans and advances to customers.
The total allowance for expected credit losses includes £211 million (30 June 2024: £185 million; 31 December 2024:
£178 million) in respect of residual value impairment and voluntary terminations within the Group’s UK Motor
Finance business.

Page 46 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 11: Debt securities in issue

	At 30 June 2025			At 31 December 2024
	At fair value through profit or loss £m	At amortised cost £m	Total £m	At fair value through profit or loss £m	At amortised cost £m	Total £m

Senior unsecured notes issued	4,344	18,877	23,221	4,608	22,902	27,510
Covered bonds	–	9,674	9,674	–	11,800	11,800
Commercial paper	–	6,758	6,758	–	4,797	4,797
Securitisation notes	18	5,745	5,763	22	5,185	5,207
Certificates of deposit issued	–	1,049	1,049	–	597	597
	4,362	42,103	46,465	4,630	45,281	49,911
Covered bonds and securitisation programmes
At 30 June 2025, the covered bonds held by external parties and those held internally, were secured on certain loans and advances to customers amounting to £24,510 million (31 December 2024: £26,202 million) which have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group’s balance sheet.
The Group’s securitisation vehicles issue notes that are held both externally and internally, and are secured on loans and advances to customers amounting to £27,826 million at 30 June 2025 (31 December 2024: £27,284 million), the majority of which have been sold to bankruptcy remote structured entities. As the structured entities are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the structured entities are consolidated fully and all of these loans are retained on the
Group’s balance sheet.
Cash deposits of £3,040 million (31 December 2024: £3,225 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations, are held by the
Group.
Note 12: Provisions

Provisions for financial commitments and guarantees[1] £m		Regulatory and legal provisions £m	Other £m	Total £m

At 1 January 2025	265	1,516	417	2,198
Exchange and other adjustments	1	–	–	1
Provisions applied	–	(171)	(271)	(442)
(Credit) charge for the period	(48)	35	330	317
At 30 June 2025	218	1,380	476	2,074
1In respect of loans and advances to customers.

Page 47 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Provisions (continued)
Regulatory and legal provisions
In the course of its business, the Group is engaged on a regular basis in discussions with UK and overseas regulators and other governmental authorities on a range of matters, including legal and regulatory reviews and, from time to time, enforcement investigations (including in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, employment, business conduct, systems and controls, environmental, sustainability, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions). Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and/or regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities and/or fines. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers
(including their appointed representatives), investors and other third parties and is subject to legal proceedings and other legal actions from time to time. Any events or circumstances disclosed could have a material adverse effect on the Group’s financial position, operations or cash flows. Provisions are held where the Group can reliably estimate a probable outflow of economic resources. The ultimate liability of the Group may be significantly more, or less, than the amount of any provision recognised. If the Group is unable to determine a reliable estimate, a contingent liability is disclosed. The recognition of a provision does not amount to an admission of liability or wrongdoing on the part of the Group. During the half-year to 30 June 2025 the Group charged a further £35 million in respect of legal actions and other regulatory matters and the unutilised balance at 30 June 2025 was £1,380 million (31 December 2024: £1,516 million). The most significant items are outlined below.
Motor commission review
The Group recognised a £450 million provision in 2023 for the potential impact of the FCA review into historical motor finance commission arrangements and sales announced in January 2024. In the fourth quarter of 2024, a further £700 million provision was recognised in relation to motor finance commission arrangements, in light of the
Court of Appeal (CoA) decisions handed down in their judgment in Wrench, Johnson and Hopcraft (WJH) in
October 2024, which goes beyond the scope of the original FCA motor finance commissions review.
The CoA judgment in WJH determined that motor dealers acting as credit brokers owe certain duties to disclose to their customers commission payable to them by lenders, and that lenders will be liable for dealers’ non-disclosures.
This sets a higher bar for the disclosure of and consent to the existence, nature, and quantum of any commission paid than had been understood to be required or applied across the motor finance industry prior to the decision.
The Group’s understanding of compliant disclosure was built on FCA and other regulatory guidance and previous legal authorities. These CoA decisions relate to commission disclosure and consent obligations which go beyond the scope of the current FCA motor finance commissions review. The Supreme Court granted the relevant lenders permission to appeal the WJH judgment and the substantive hearing concluded on 3 April 2025. As of 23 July 2025, the judgment is still pending.
Following the WJH decision delivered by the CoA, the FCA extended its temporary complaint handling rules in relation to discretionary commission arrangements (DCA) complaints to include non-DCA commission complaints until December 2025. In June 2025, the FCA announced that it will confirm within six weeks of the Supreme Court decision whether it intends to propose a redress scheme and its timeframe for consultation on that scheme. In addition, there are a number of other relevant judicial proceedings which may influence the eventual outcome, including a judicial review (which is now subject to appeal) of a final decision by the Financial Ombudsman Service
(FOS) against another lender that was heard in October 2024.

Page 48 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 12: Provisions (continued)
The Group continues to receive complaints as well as claims in the County Courts in respect of motor finance commissions. A large number of those claims have been stayed, as has a claim in the Competition Appeal Tribunal.
In establishing the provision estimate, the Group has considered a number of scenarios to address uncertainties around a number of key assumptions. These include a range of potential Supreme Court outcomes, regulatory responses including steps that the FCA may take, and outcomes in relation to redress. Other key assumptions include applicable commission models, commission rates, time periods, response rates, uphold rates, levels of redress / interest applied and costs to deliver. The Group will continue to assess developments and potential impacts, including the outcome of the appeals, any announcement by the FCA of their next steps, and any action by other regulators or government bodies. The ultimate financial impact will be determined by a number of factors still to be resolved, in particular the FCA response and any potential redress as well as any broader implications of the judgment, and accordingly could materially differ from the amount provided.
HBOS Reading – review
The Group continues to apply the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel’s full scope and methodology was published on 7 July 2020. The Foskett Panel’s stated objective is to consider cases via a non-
legalistic and fair process and to make its decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.
In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud.
Virtually all of the population have now had decisions via the Fixed Sum Award process, with operational costs, redress and tax costs associated with the re-reviews recognised within the amount provided.
Notwithstanding the settled claims and the increase in outcomes which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different. There is no confirmed timeline for the completion of the re-review process nor the review by Dame Linda Dobbs. The Group remains committed to implementing the recommendations in full.
Payment protection insurance (PPI)
The Group continues to challenge PPI litigation cases, with mainly operational costs and legal fees associated with litigation activity recognised within regulatory and legal provisions.
Other
The Group carries provisions of £123 million (31 December 2024: £153 million) in respect of dilapidations, rent reviews and other property-related matters.
Provisions are also made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes committed to the expenditure; at 30 June 2025 provisions of £210 million (31 December 2024:
£130 million) were held.
The Group carries provisions of £37 million (31 December 2024: £35 million) for indemnities and other matters relating to legacy business disposals in prior years. Whilst there remains significant uncertainty as to the timing of the utilisation of the provisions, the Group expects the majority of the remaining provisions to have been utilised by 31 December 2026.
Note 13: Dividends on ordinary shares
The Bank paid dividends of £640 million on 15 May 2025 (£2,140 million was paid during the half-year to 30 June
2024).

Page 49 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 14: Related party transactions
Balances and transactions with fellow Lloyds Banking Group undertakings
The Bank and its subsidiaries have balances due to and from the Bank’s parent company, Lloyds Banking Group plc, and fellow Group undertakings. These are included on the balance sheet as follows:

	At 30 Jun 2025 £m	At 31 Dec 2024 £m

Assets, included within:
Derivative financial instruments	912	807
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	897	560

Liabilities, included within:
Due to fellow Lloyds Banking Group undertakings	3,804	4,049
Derivative financial instruments	890	687
Debt securities in issue at amortised cost	16,301	19,198
Subordinated liabilities	8,417	7,336
During the half-year to 30 June 2025 the Group earned £9 million (half-year to 30 June 2024: £7 million) of interest income and incurred £643 million (half-year to 30 June 2024: £684 million) of interest expense and recognised net fee and commission expense of £47 million (half year to 30 June 2024: net fee and commission expense of £367 million) on balances and transactions with Lloyds Banking Group plc and fellow Group undertakings.
Other related party transactions
Other related party transactions for the half-year to 30 June 2025 are similar in nature to those for the year ended
31 December 2024.
Note 15: Contingent liabilities, commitments and guarantees
Contingent liabilities, commitments and guarantees arising from the banking business
At 30 June 2025 contingent liabilities, such as performance bonds and letters of credit, arising from the banking business were £2,668 million (31 December 2024: £2,523 million).
The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect. Total commitments and guarantees were £133,844 million (31 December
2024: £128,947 million), of which in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £64,203 million (31 December 2024: £59,143 million) was irrevocable.
Capital commitments
Capital expenditure contracted but not provided for at 30 June 2025 amounted to £733 million (31 December
2024: £640 million) and related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Page 50 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 15: Contingent liabilities, commitments and guarantees (continued)
Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Lloyds Banking Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard or any settlements of such litigation.
However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:
•Litigation brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard’s MIFs breached competition law (this includes a final judgment of the Supreme Court in 2020 upholding the Court of Appeal’s finding in 2018 that certain historic interchange arrangements of Mastercard and Visa infringed competition law and a subsequent judgment of the Competition Appeal Tribunal in June 2025 finding that all default interchange fee rules of
Mastercard and Visa (including after the Interchange Fee Regulation), infringed competition law)
•Litigation brought on behalf of UK consumers in the English Courts against Mastercard (settlement of which was approved by the Competition Appeal Tribunal in the first half of 2025)
Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Lloyds Banking Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Lloyds
Banking Group may be subject and this cap is set at the cash consideration received by the Lloyds Banking Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Lloyds Banking Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock from time to time. Any such release and any subsequent sale of Visa common stock does not impact the contingent liability.
LIBOR and other trading rates
Certain Lloyds Banking Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US dollar, Japanese yen and Sterling London Interbank Offered Rate.
Certain Lloyds Banking Group companies are also named as defendants in (i) UK-based claims, and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of claims against the Lloyds Banking Group in the
UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.
It is currently not possible to predict the scope and ultimate outcome on the Lloyds Banking Group of any private lawsuits or ongoing related challenges to the interpretation or validity of any of the Lloyds Banking Group’s contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.

Page 51 of 52
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)
Note 15: Contingent liabilities, commitments and guarantees (continued)
Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2020, HMRC concluded its enquiry into the matter and issued a closure notice denying the group relief claim. The Group appealed to the First Tier Tax Tribunal. The hearing took place in May 2023. In January 2025, the First Tier Tribunal concluded in favour of HMRC. The Group believes it has applied the rules correctly and that the claim for group relief is correct. Having reviewed the
Tribunal’s conclusions and having taken appropriate advice the Group has appealed to the Upper Tier Tax
Tribunal, and does not consider this to be a case where an additional tax liability will ultimately fall due. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management believes that this would result in an increase in current tax liabilities of approximately £850 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £275 million. Following the First Tier Tax Tribunal outcome, the tax has been paid to HMRC and recognised as a current tax asset, given the Group’s view that the tax liability will not ultimately fall due. It is unlikely that any appeal hearing will be held before 2026, and final conclusion of the judicial process may not be for several years.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of costs relating to HBOS Reading), none of which is expected to have a material impact on the financial position of the Group.
Arena and Sentinel litigation claims
The Group is facing claims alleging breach of duty and/or mandate in the context of an underlying external fraud matter involving Arena Television. The Group ~~i~~s defending the claims, which are at an early stage. As such, it is not practicable to estimate the final outcome of the matter and its financial impact (if any) to the Group.
Other legal actions and regulatory matters
In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers (including their appointed representatives), investors or other third parties, as well as legal and regulatory reviews, enquiries and examinations, requests for information, audits, challenges, investigations and enforcement actions, which could relate to a number of issues. This includes matters in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, employment, consumer protection, investment advice, business conduct, systems and controls, environmental, sustainability, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions, some of which may be beyond the Group’s control, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. The Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 12.

Page 52 of 52
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	24 July 2025